Filed by Southside Bancshares, Inc. and OmniAmerican Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: OmniAmerican Bancorp, Inc.
Commission File No.: 001-34605

Commission File No. for Related Registration Statement: 333-196817

QUESTIONS AND ANSWERS REGARDING
TREATMENT OF OMNIAMERICAN BANK 401(k) PROFIT SHARING PLAN IN THE MERGER

As described in a press release dated April 29, 2014, OmniAmerican Bancorp, Inc. (“OmniAmerican”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Southside Bancshares, Inc. (“Southside”) and Omega Merger Sub, Inc. (a wholly-owned subsidiary of Southside), dated as of April 28, 2014, pursuant to which, if the transaction is completed, OmniAmerican will ultimately merge with and into Southside (the “Merger”), with Southside continuing as the surviving corporation. The completion of the Merger is subject to the satisfaction of a number of conditions, including receipt of regulatory approval. If the Merger is completed, all shares of OmniAmerican’s common stock, including those shares held in the OmniAmerican Bank 401(k) Profit Sharing Plan (the “401(k) Plan”), will be exchanged for cash and shares of Southside’s common stock. Additionally, in connection with the Merger, the 401(k) Plan will be terminated. Once the 401(k) Plan termination is approved by the IRS, you will be eligible to receive a distribution of your 401(k) Plan account as a result of the 401(k) Plan termination.

This Q&A is intended to provide some basic information on how the 401(k) Plan works, what will happen to the 401(k) Plan as a result of the Merger, and your account distribution options available as a result of the 401(k) Plan termination.

Please note that the potential timing for completion of the Merger cannot be determined with certainty at this time. More information on the Merger (including any publicly filed information) will be posted on http://www.omniamericanbancorp.com as such information becomes available.

401(k) Plan QUESTIONS & ANSWERS

What is the 401(k) Plan?
The 401(k) plan is a tax-deferred retirement plan under which eligible employees can save for retirement by deferring a portion of their eligible compensation on a pre-tax basis and receiving tax-deferred employer contributions. The employee deferrals and employer contributions are held in an individual accounts set up in the 401(k) Plan, and participants may direct how their accounts are invested. Participants may direct that their accounts be invested in common shares of OmniAmerican stock. Participants in the 401(k) Plan receive the value of their accounts after they retire or leave the company, according to the rules that are explained in more detail in the 401(k) Plan legal documents.

What is “vesting”? What are “vesting” rules for the 401(k) Plan?
You are always 100% vested in your employee deferrals to the 401(k) Plan. However, once employer contributions are allocated to your account, you have to earn the right to keep them. This right is called “vesting”. Normally, you have to complete six years of employment to become fully vested in the employer contributions in your 401(k) Plan account. However, as a result of the 401(k) Plan’s termination, upon completion of the Merger, all participants automatically shall become 100% vested in their 401(k) Plan accounts.

What does it mean that the 401(k) Plan will be terminated, and how will that effect my account?
Shortly before the effective time of the Merger, OmniAmerican will approve the termination of the 401(k) Plan. Once the 401(k) Plan is terminated, you can no longer make contributions to the 401(k) Plan, no new employees can begin participating in the 401(k) Plan, and no additional employer contributions will be made to the 401(k) Plan (other than contributions relating to the services performed prior to the date the 401(k) Plan terminates). In addition, you will not be able to take a new loan from the 401(k) Plan or be able to receive a distribution from the 401(k) Plan (including loans, hardship distributions and distributions after age 59-1/2) until after the 401(k) Plan receives a favorable determination letter from the Internal Revenue Service regarding qualification of the 401(k) Plan on its termination.

However, you will still be able to modify your investment selections under the 401(k) Plan, and continue to repay any loans that are outstanding prior to the date the 401(k) Plan is terminated. Once the 401(k) Plan receives a favorable determination letter from the Internal Revenue Service regarding its qualified status on termination, you will be eligible to rollover your outstanding loan balance to the Southside 401(k) Plan, so long as you elect to rollover your entire account balance over to the Southside 401(k) Plan. If you do not elect to roll your loan to the Southside 401(k) Plan, then the loan will default, and you will be taxed on your loan balance.

When will you actually receive benefits from the 401(k) Plan?

Once OmniAmerican receives IRS approval of the 401(k) Plan’s termination, you will be mailed a distribution packet. At that time you can make an election as to how you want your 401(k) Plan benefits distributed, subject to the following limitations:

If your balance in the 401(k) Plan is greater than $5,000:

•
You may fill out the distribution form and make an election to rollover or take a distribution of your account in the 401(k) Plan. Your account may be rolled over into the 401(k) plan sponsored by Southside. Please note that Southside’s 401(k) plan does not allow in-service distributions of rollover contributions prior to age 59 ½. This means that if you choose to roll your shares/cash into the 401(k) plan sponsored by Southside, you will not be able to withdraw that contribution before you either reach age 59 ½ or terminate employment.

•
If there are shares of Southside stock allocated to your 401(k) Plan account, distribution of your account will be either entirely in cash or in a combination of cash and whole shares of Southside stock, depending on your election on the distribution form. If there are no shares of Southside stock allocated to your 401(k) Plan account, distribution of your account will be in cash.

•	The value of any shares of Southside stock in your 401(k) Plan account will be the market price of the Southside stock on the date of distribution.

If your balance in the 401(k) Plan is between $1,000 and $4,999:

•
You may fill out the distribution form and make an election to rollover or take a distribution of your account in the 401(k) Plan. Your account may be rolled over into the 401(k) plan sponsored by Southside. Please note that Southside’s 401(k) plan does not allow in-service distributions of rollover contributions prior to age 59 ½. This means that if you choose to roll your shares/cash into the 401(k) plan sponsored by Southside, you will not be able to withdraw that contribution before you either reach age 59 ½ or terminate employment.

•
If there are shares of Southside stock allocated to your 401(k) Plan account, distribution of your account will be either entirely in cash or in a combination of cash and whole shares of Southside stock, depending on your election on the distribution form. If there are no shares of Southside stock allocated to your 401(k) Plan account, distribution of your account will be in cash.

•	The value of any shares of Southside stock in your 401(k) Plan account will be the market price of the Southside stock on the date of distribution.

•
If you do not return your distribution form before the expiration of the time period described in the cover letter accompanying your distribution packet, your account will be converted to cash and automatically rolled over into an IRA selected by the 401(k) Plan’s administrative committee.

If your balance in the 401(k) Plan is less than $1,000:

•
You may fill out the distribution form and make an election to rollover or take a distribution of your account in the 401(k) Plan. Your account may be rolled over into the 401(k) plan sponsored by Southside. Please note that Southside’s 401(k) plan does not allow in-service distributions of rollover contributions prior to age 59 ½. This means that if you choose to roll your shares/cash into the 401(k) plan sponsored by Southside, you will not be able to withdraw that contribution before you either reach age 59 ½ or terminate employment.

•
If there are shares of Southside stock allocated to your 401(k) Plan account, distribution of your account will be either entirely in cash or in a combination of cash and whole shares of Southside stock, depending on your election on the distribution form. If there are no shares of Southside stock allocated to your 401(k) Plan account, distribution of your account will be in cash.

•	The value of any shares of Southside stock in your 401(k) Plan account will be the market price of the Southside stock on the date of distribution.

•
If you do not return your distribution form before the expiration of the time period described in the cover letter accompanying your distribution packet, your account will be converted to cash and automatically distributed to you in a single lump sum cash payment, minus applicable taxes.

If I request my distribution in shares instead of cash, when can I sell my shares in the future?
When you return your distribution form, with respect to any portion of your 401(k) Plan account invested in shares of Southside stock, you may elect to receive your distribution in shares of Southside stock. Subject to any limitations under federal or state securities laws or the securities exchange on which such shares are listed, such publicly traded shares may be freely sold at any time.

What is the fee for distribution?
The record keeper for the 401(k) Plan will charge all participants who receive a distribution from the 401(k) Plan $40.00 to pay for the distribution activities. This fee will be deducted directly from your account when your distribution is processed. Furthermore, if you elect to receive any portion of your 401(k) Plan account distribution in whole shares of Southside stock and choose to receive a paper stock certificate for your stock, while there is no additional fee, it may take between six to eight weeks to deliver the paper stock certificate to you.

When will my 401(k) Plan account be distributed?
Your 401(k) Plan account will be distributed as soon as administratively feasible after OmniAmerican receives the IRS’s approval of the 401(k) Plan termination. It could take the IRS up to a year or more to approve the 401(k) Plan termination. Once the IRS approves the 401(k) Plan’s termination, you will be provided a separate distribution packet.

Where can I find information about my 401(k) Plan account?
You can see your 401(k) Plan account online at www.principal.com.

Who can I contact if I have questions about the 401(k) Plan termination and my distribution options?

Please call Gina Heppel, Vice President Benefits Manager, at (817) 367-4645 or email her at Gina.Heppel@omniamerican.com.

You are advised to consult with your own tax advisor regarding the tax consequences of a distribution from the 401(k) Plan. OmniAmerican makes no representation, guarantee or other undertaking regarding the tax consequences to you of your receipt of a distribution from the 401(k) Plan.

Forward-Looking Statements

Certain statements of other than historical fact that are contained in this document and in other written materials, press releases, and oral statements issued by or on behalf of Southside or OmniAmerican may be considered to be “forward-looking statements” within the meaning of and subject to the protections of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. These statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “appear,” “believe,” “could,” “should,” “may,” “likely,” “intend,” “probability,” “risk,” “target,” “objective,” “plans,” “potential,” and similar expressions. Forward-looking statements are statements with respect to Southside’s or OmniAmerican’s beliefs, plans, expectations, objectives, goals, anticipations, assumptions, estimates, intentions, and future performance and are subject to significant known and unknown risks and uncertainties, which could cause Southside’s or OmniAmerican’s actual results, respectively, to differ materially from the results discussed in the forward-looking statements. For example, statements about the proposed merger involving Southside and OmniAmerican, including future financial and operating results, Southside’s and OmniAmerican’s plans, objectives, expectations, and intentions, the expected timing of completion of the merger, and other statements are not historical facts. Among the key factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following: (i) the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; (ii) the risk that a condition to the closing of the merger may not be satisfied; (iii) the timing to consummate the proposed merger; (iv) the risk that the businesses will not be integrated successfully; (v) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vi) disruption from the transaction making it more difficult to maintain relationships with customers, employees, or vendors; (vii) the diversion of management time on merger-related issues; and (viii) liquidity risk affecting Southside’s and OmniAmerican’s abilities to meet their obligations when they come due.

Additional information concerning Southside and OmniAmerican and their respective businesses, including additional factors that could materially affect their respective financial results, is included in each of Southside’s and OmniAmerican’s Annual Report on Form 10-K for the year ended December 31, 2013 under “Business” and Item 1A. “Risk Factors,” and in Southside’s and OmniAmerican’s other filings with the Securities and Exchange Commission (the “SEC”). Except as required by law, each of Southside and OmniAmerican disclaims any obligation to update any factors or to announce publicly the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Additional Information About the Proposed Merger and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Southside and OmniAmerican, on September 5, 2014, Southside filed with the SEC a joint proxy statement/prospectus of Southside and OmniAmerican which also constitutes a definitive prospectus for Southside. Southside and OmniAmerican delivered the definitive joint proxy statement/prospectus to their respective shareholders or stockholders on or about September 11, 2014. On September 16, 2014, each of Southside and OmniAmerican filed a Current Report on Form 8-K, which also constitutes additional definitive proxy statement materials for OmniAmerican and a definitive prospectus for Southside, that contained supplemental proxy statement materials. SOUTHSIDE AND OMNIAMERICAN URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from (i) Southside’s website (www.southside.com) under the tab “Investor Relations,” and then under the tab “Documents”; (ii) Southside upon written request to Corporate Secretary, P.O. Box 8444, Tyler, Texas 75711; (iii) OmniAmerican’s website (www.omniamerican.com) under the tab “Investor Relations,” and then under the tab “SEC Filings”; or (iv) OmniAmerican upon written request to Keishi High at 1320 South University Drive, Suite 900, Fort Worth, Texas 76107.